Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of financial condition and results of operations of Star Bulk Carriers Corp.  (“Star Bulk”) for the three-month periods ended March 31, 2017 and 2018.  Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries.  You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20‑F for the year ended December 31, 2017 (the “ 2017 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 22, 2018. Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2017 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and on December 3, 2007, we commenced operations when we took delivery of our first vessel. On July 11, 2014, we concluded the Merger with Oceanbulk, the Heron Transaction and the Pappas Transaction, which together resulted in the acquisition of 15 dry bulk carrier vessels and contracts for the construction of 26 newbuilding fuel-efficient Eco-type dry bulk vessels at shipyards in Japan and China.

On April 20, 2018, we entered into a definitive agreement to acquire 16 vessels, with an aggregate capacity of 1.94 million dwt., from entities affiliated with Augustea Atlantica SpA and York Capital Management in an all-share transaction (the “Augustea Vessel Acquisition”). As consideration for the Augustea Vessel Acquisition, we have agreed to issue approximately 10.5 million common shares to the sellers of the 16 vessels. Under the terms of the agreement governing the Augustea Vessel Acquisition, the consideration was determined based on the average vessel valuations by independent vessel appraisers and is subject to adjustments for cash, debt and capital expenditures on the closing date. As part of the transaction, we will assume debt of $310.0 million. An entity affiliated with family members of our CEO, Mr. Petros Pappas, is a passive minority investor in three of the Augustea Vessels. The Augustea Vessel Acquisition was approved by the disinterested members of our Board of Directors. The Augustea Vessel Acquisition, which is expected to be completed in the third quarter of 2018, remains subject to the execution of definitive financing agreements and customary closing conditions. Upon completion of the Augustea Vessel Acquisition, Mr. Raffaele Zagari will be appointed to our Board of Directors.

On May 14, 2018, we entered into a definitive agreement with Oceanbulk Container Carriers LLC (“OCC”), an entity affiliated with Oaktree Capital Management L.P. and with family members of our CEO, Mr. Petros Pappas, (the “OCC Vessel Acquisition”), pursuant to which we will acquire three Newcastlemax vessels, with an aggregate capacity of 0.62 million dwt.  (the “OCC Vessels”), for an aggregate of 3.39 million of our common shares subject to adjustments for cash, debt and capital expenditures on the closing date. CSSC (Hong Kong) Shipping Company Limited has agreed to provide a ten-year capital lease of $104.4 million to finance the remaining $103.8 million capital expenditures on the OCC Vessels.   The OCC Vessel Acquisition was approved by the disinterested members of our Board of Directors. The OCC Vessel Acquisition is expected to be completed in the second quarter of 2018.

On May 14, 2018, we entered into a definitive agreement with Songa Bulk ASA (“Songa”) pursuant to which we will acquire 15 operating vessels, with an aggregate capacity of 1.48 million dwt. (the “Songa Vessels”), for an aggregate of  13.725 million of our common shares and $145.0 million in cash (the “Songa Vessel Acquisition”).  The cash portion of the consideration will be financed through proceeds of a new five‐year capital lease of $180.0 million with China Merchants Bank Leasing, thus offering approximately $35.0 million of additional liquidity. On June 5, 2018 the shareholders of Songa approved the transaction. The Songa Vessel Acquisition remains subject to customary closing conditions, including the approval by the stock exchange Oslo Børs of the secondary listing for the Company’s common shares, and is expected to be completed in the third quarter of 2018. Companies controlled by Messrs. Arne Blystad, Magnus Roth and Herman Billung represent approximately 30% of the outstanding shares of Songa. Upon completion of the Songa Vessel Acquisition, Mr. Arne Blystad will be appointed to our Board of Directors and Mr. Herman Billung will join our management team.

The Augustea Vessel Acquisition, the OCC Vessel Acquisition and the Songa Vessel Acquisition are collectively herein defined as “the 2018 Vessel Acquisition Transactions.”

Our Fleet

As of June 11, 2018, our owned fleet consisted of 74 vessels with an aggregate carrying capacity of approximately 8.2 million dwt and an average age of 8.3 years. Additionally, through our newly established subsidiary, Star Logistics, as further described in the 2017 Annual Report, we charter-in a number of third-party vessels on a short- to medium- term basis (usually not exceeding one year) to increase our operating capacity in satisfying our clients’ needs. On a fully delivered basis, following the completion of the 2018 Vessel Acquisition Transactions, our fleet will consist of 108 operating vessels with an aggregate carrying capacity of 12.3 million dwt, consisting of Newcastlemax, Capesize, Mini-Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt. After giving effect to the 2018 Vessel Acquisition Transactions, the Company is expected to be the largest US listed dry bulk operator in terms of number of vessels and deadweight tonnage.

The following tables present summary information relating to our fleet as of June 11, 2018:

Existing On the Water Fleet (As of June 11, 2018)

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Star Poseidon	Newcastlemax	209,475	2016	February-16
4	Maharaj	Newcastlemax	209,472	2015	July-15
5	Star Leo (1)	Newcastlemax	207,939	2018	May-18
6	Star Ariadne (1)	Newcastlemax	207,812	2017	March-17
7	Star Eleni (1)	Newcastlemax	207,810	2018	January-18
8	Star Virgo (1)	Newcastlemax	207,810	2017	March-17
9	Star Libra (1)	Newcastlemax	207,765	2016	June-16
10	Star Marisa (1)	Newcastlemax	207,709	2016	March-16
11	Star Magnanimus (1)	Newcastlemax	207,465	2018	March-18
12	Leviathan	Capesize	182,511	2014	September-14
13	Peloreus	Capesize	182,496	2014	July-14
14	Star Martha	Capesize	180,274	2010	October-14
15	Star Pauline	Capesize	180,274	2008	December-14
16	Pantagruel	Capesize	180,181	2004	July-14
17	Star Borealis	Capesize	179,678	2011	September-11
18	Star Polaris	Capesize	179,600	2011	November-11
19	Star Angie	Capesize	177,931	2007	October-14
20	Big Fish	Capesize	177,662	2004	July-14
21	Kymopolia	Capesize	176,990	2006	July-14
22	Star Triumph	Capesize	176,343	2004	December-17
23	Big Bang	Capesize	174,109	2007	July-14
24	Star Aurora	Capesize	171,199	2000	September-10
25	Amami	Post Panamax	98,681	2011	July-14
26	Madredeus	Post Panamax	98,681	2011	July-14
27	Star Sirius	Post Panamax	98,681	2011	March-14
28	Star Vega	Post Panamax	98,681	2011	February-14
29	Star Angelina	Kamsarmax	82,981	2006	December-14
30	Star Gwyneth	Kamsarmax	82,790	2006	December-14
31	Star Kamila	Kamsarmax	82,769	2005	September-14
32	Pendulum	Kamsarmax	82,619	2006	July-14
33	Star Maria	Kamsarmax	82,598	2007	November-14
34	Star Markella	Kamsarmax	82,594	2007	September-14
35	Star Danai	Kamsarmax	82,574	2006	October-14
36	Star Georgia	Kamsarmax	82,298	2006	October-14
37	Star Sophia	Kamsarmax	82,269	2007	October-14
38	Star Mariella	Kamsarmax	82,266	2006	September-14
39	Star Moira	Kamsarmax	82,257	2006	November-14
40	Star Nina	Kamsarmax	82,224	2006	January-15

41	Star Renee	Kamsarmax	82,221	2006	December-14
42	Star Nasia	Kamsarmax	82,220	2006	August-14
43	Star Laura	Kamsarmax	82,209	2006	December-14
44	Star Jennifer	Kamsarmax	82,209	2006	April-15
45	Star Helena	Kamsarmax	82,187	2006	December-14
46	Star Charis	Kamsarmax	81,711	2013	March-17
47	Star Suzanna	Kamsarmax	81,711	2013	May-17
48	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
49	Star Iris	Panamax	76,466	2004	September-14
50	Star Emily	Panamax	76,417	2004	September-14
51	Idee Fixe (1)	Ultramax	63,458	2015	March-15
52	Roberta (1)	Ultramax	63,426	2015	March-15
53	Laura (1)	Ultramax	63,399	2015	April-15
54	Kaley (1)	Ultramax	63,283	2015	June-15
55	Kennadi	Ultramax	63,262	2016	January-16
56	Mackenzie	Ultramax	63,226	2016	March-16
57	Star Challenger	Ultramax	61,462	2012	December-13
58	Star Fighter	Ultramax	61,455	2013	December-13
59	Star Lutas	Ultramax	61,347	2016	January-16
60	Honey Badger	Ultramax	61,320	2015	February-15
61	Wolverine	Ultramax	61,292	2015	February-15
62	Star Antares	Ultramax	61,258	2015	October-15
63	Star Acquarius	Ultramax	60,916	2015	July-15
64	Star Pisces	Ultramax	60,916	2015	August-15
65	Diva	Supramax	56,582	2011	July-17
66	Strange Attractor	Supramax	55,742	2006	July-14
67	Star Omicron	Supramax	53,489	2005	April-08
68	Star Gamma	Supramax	53,098	2002	January-08
69	Star Zeta	Supramax	52,994	2003	January-08
70	Star Delta	Supramax	52,434	2000	January-08
71	Star Theta	Supramax	52,425	2003	December-07
72	Star Epsilon	Supramax	52,402	2001	December-07
73	Star Cosmo	Supramax	52,247	2005	July-08
74	Star Kappa	Supramax	52,055	2001	December-07
		Total dwt:	8,208,918

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat term.

Augustea fleet being acquired

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Year Built
1	ABOY Sienna (1)	Newcastlemax	208,000	SWS	2017
2	ABOY Laetitia(1)	Newcastlemax	208,000	SWS	2017
3	ABOY Karlie(1)	Newcastlemax	208,000	SWS	2016
4	ABY Scarlett	Capesize	178,000	Jinhai	2014
5	ABYO Audrey	Capesize	175,125	New Times	2011
6	Paola	Mini-Capesize	115,259	NTS	2011
7	ABML Eva	Mini-Capesize	106,659	STX Dalian	2011
8	Piera	Post-Panamax	91,951	Sungdong	2010
9	Maria Laura Prima	Post Panamax	91,945	Sungdong	2010
10	Aphrodite	Post Panamax	91,827	Sungdong	2011
11	ABY Jeannette	Kamsarmax	83,000	STX	2014
12	ABY Asia(1)	Kamsarmax	82,000	Sanoyas	2017
13	Lydia Cafiero	Kamsarmax	81,187	JMU	2013
14	Nicole	Kamsarmax	81,120	JMU	2013
15	ABY Virginia	Kamsarmax	81,000	JMU	2015
16	ABY Monica	Ultramax	60,000	JMU	2015
		Total dwt:	1,943,073

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat term.

Songa fleet being acquired

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Year Built
1	Songa Claudine	Capesize	181,258	STX SB (Jinhae)	2011
2	Songa Opus	Capesize	180,706	STX SB (Jinhae)	2010
3	Songa Mountain	Capesize	179,150	Hyundai HI (Ulsan)	2009
4	Songa Hirose	Kamsarmax	83,494	Sanoyas	2011
5	Songa Maru	Kamsarmax	82,687	Tsuneishi Zhoushan	2008
6	Songa Grain	Kamsarmax	82,672	Tsuneishi Zosen	2008
7	Songa Moon	Kamsarmax	82,158	Tsuneishi Zosen	2012
8	Songa Hadong	Kamsarmax	82,158	Tsuneishi Zosen	2012
9	Songa Devi	Kamsarmax	81,918	Tsuneishi Zosen	2014
10	Songa Delmar	Kamsarmax	81,501	Hyundai Samho HI	2011
11	Songa Sky	Kamsarmax	81,466	Sumitomo	2010
12	Songa Genesis	Kamsarmax	82,705	STX SB (Jinhae)	2010
13	Songa Flama	Kamsarmax	80,448	STX SB (Jinhae)	2011
14	Songa Wave	Ultramax	61,491	Dalian COSCO KHI	2017
15	Songa Glory	Supramax	58,680	Nantong COSCO KHI	2012
			1,482,492

Newbuilding Vessels being acquired from Oceanbulk Container Carriers

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected delivery date
1	HN 1388 (1)	Newcastlemax	208,000	SWS	Dec-18
2	HN 1389 (1)	Newcastlemax	208,000	SWS	Feb-19
3	HN 1390 (1)	Newcastlemax	208,000	SWS	Apr-19
			624,000

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat term.

Liquidity and Capital Resources

Our principal sources of funds have been equity provided by our shareholders through equity offerings, additional debt under secured credit facilities, debt securities or capital lease financings, cash flows from operations and vessel sales. Our principal uses of funds have been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, to fund working capital requirements, interest and principal payments on outstanding indebtedness and to make dividend payments to the extent permitted by our loan agreements.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the equity portion of vessel acquisitions and newbuilding installments to the extent due in the short term basis, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of newbuilding vessel installments and second hand vessel acquisitions, funding required payments under our vessel financings and other financing agreements and paying cash dividends when we are able to do so. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt or capital lease financing, equity issuances and vessel sales.

As of March 31, 2018, we had $1,058.4 million of outstanding indebtedness under our outstanding credit facilities and debt securities, including our capital lease obligations and the 2022 Senior Notes, of which $147.5 million is scheduled to be repaid in the next twelve months. As of March 31, 2018, cash and cash equivalents was $248.2 million compared to $257.9 million as of December 31, 2017.  Legally restricted cash, due to cash collateral requirements contained in our loan agreements, was increased to $16.2 million as of March 31, 2018 compared to $15.6 million as of December 31, 2017.

For further information relating to our loan agreements and lease obligations, please see Notes 5, 6, and 16 to our audited consolidated financial statements for the year ended December 31, 2017 included in our 2017 Annual Report, and Notes 5, 6, 7, 12 and 14 to our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2018, included elsewhere herein.

Our credit facilities contain financial covenants and undertakings requiring us (or the borrowing entity) to maintain various ratios, including:

•	a minimum percentage of aggregate vessel value to secured loans (the security cover ratio or “SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum market value adjusted net worth.

In July 2017, we finalized the Restructuring through the execution of all Supplemental Agreements.

The Supplemental Agreements impose certain restrictions on us. For a description of the Restructuring, including the covenants and limitations placed upon us under the Supplemental Agreements, see “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – The Restructuring Transactions” in our 2017 Annual Report.

We may fund possible growth, to the extent permitted under our existing loan agreements, through our cash balances, cash flows from operations, additional debt or capital lease financings, equity issuances, or vessel sales.  Our practice has been to acquire dry bulk carriers using a combination of funds received from our equity investors and financings secured by mortgages on our dry bulk carriers.  In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if conditions in dry bulk market deteriorate, we may not be able to obtain new borrowing capacity on favorable terms or at all.  Furthermore, our stock price and the stock prices of shipping companies in general have been volatile, and if adverse market conditions prevail, we may not be able to raise additional equity financing.  Our business is capital intensive, and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers.  These transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

Other Recent Developments

Please refer to Note 14 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after March 31, 2018.

Operating Results

Factors Affecting Our Results of Operations

As of June 11, 2018, we had 61 of our vessels employed in the spot market, under time charter agreements of short duration or voyage agreements, and 13 vessels on medium- to long-term time charters, scheduled to expire from June 2018 to June 2019. As of March 31, 2018, Star Logistics has chartered-in 12 third party vessels scheduled to expire from April 2018 to September 2018, all of which are employed in the spot market, under time charter agreements of short duration or voyage agreements. Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under voyage charters, we pay voyage expenses. Under all charters, we pay for the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and commissions to affiliated and third-party ship brokers associated with the charterer for the arrangement of the relevant charter.  In addition, we also pay the dry docking costs related to our vessels.

The following table reflects certain operating data of our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Three-month period ended March 31,
(TCE rates expressed in U.S. Dollars)	2017	2018
Average number of vessels (1)	67.3	72.0
Number of vessels (2)	69	73
Average age of operational fleet (in years) (3)	7.6	8.2
Ownership days (4)	6,058	6,483
Available days (5)	6,009	6,483
Charter-in days (6)	90	928
Fleet utilization (7)	99.2%	100.0%
Daily Time Charter Equivalent Rate (8)	$8,156	$12,586

(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of the periods reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.

(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(5)	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and lay-up days, if any.
(6)	Charter-in days are the total days that we charter-in third-party vessels.
(7)	Fleet utilization is calculated by dividing (x) Available days plus Charter-in days by (y) Ownership days plus Charter-in days for the relevant period.
(8)
Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis.  Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and charter-in hire expense and amortization of fair value of above/below market acquired time charter agreements, if any) by Available days for the relevant time period.  Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods.  We included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and in evaluating our financial performance. The above reported TCE rates for the first quarter of 2018, were calculated excluding Star Logistics that was recently formed, in October 2017. Until the volume of business and activity of Star Logistics is normalized, it is considered to be in a start-up phase and accordingly is excluded from monitoring of our on-going performance through the TCE rate. For the detail calculation please see the table below with the reconciliation of Voyage Revenues to TCE. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table reflects the calculation of our TCE rates as discussed in footnote (8) above. The table presents reconciliation of TCE revenue to voyage revenue as reflected in the unaudited interim condensed consolidated statement of operations, excluding voyage revenue earned from Star Logistics, as further described in footnote (8) above.
	Three-month period ended March 31,
(In thousands of U.S. Dollars, except as otherwise stated)	2017	2018

Voyage revenues	$64,866	$97,955
Less:

Voyage expenses	(14,999)	(16,358)
Charter-in hire expenses	(855)	-

Time charter equivalent revenues	$49,012	$81,597
Fleet Available days	6,009	6,483

Daily time charter equivalent (TCE) rate (in U.S. Dollars)	$8,156	$12,586

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the amount of daily charter hire and the level of freight rates that our vessels earn under time or voyage charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals and the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance.

Vessel Voyage Expenses

Voyage expenses include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties incurred on voyage charters, ballast voyages or when the vessel is offhire for both our owned and chartered-in vessels.

Charter-in Hire Expenses

Hire expense for chartering-in of a vessel, is included within “Charter-in hire expense” in the unaudited interim condensed consolidated statement of operations.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations.  Dry docking expenses can vary according to the age of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry-dock.  We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard.  Depreciation is calculated based on a vessel’s cost less the estimated residual value.

Management Fees

Management fees include fees paid to a third party providing certain procurement services to our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, legal, consulting, audit and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with debt incurred in connection with the acquisition of our vessels (including capital leases) and the 2022 Notes. We present financing fees and expenses incurred in connection with our debt instruments as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Gain / (Loss) on Derivative Financial Instruments

We may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities.  Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under (gain)/loss on derivative financial instruments, unless specific hedge accounting criteria are met.

Gain / (Loss) on Forward Freight Agreements and Bunker Swaps

From time to time, we may take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period.  Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX).  Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts.  Freight options are treated as assets/liabilities until they are settled.  Any such settlements by us or settlements to us under FFAs are recorded under (Gain)/Loss on forward freight agreements and bunker swaps.

Also, from time to time, we may enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance.  Our bunker swaps are settled through reputable clearing houses, including the London Clearing House. The fair value of bunker swaps is the estimated amount that we would receive or pay to terminate the swaps at the reporting date (Level 2). Bunker price differentials paid or received under the swap agreements are recognized under (Gain)/Loss on forward freight agreements and bunker swaps.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions.  In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Results of Operations

The three-month period ended March 31, 2018 compared to the three-month period ended March 31, 2017

Voyage revenues net of Voyage expenses: For the first quarter of 2018, time charter equivalent revenues (“TCE Revenues”) (total voyage revenues net of voyage expenses and charter-in hire expense) excluding Star Logistics (as discussed in footnote 8 above) were $81.6 million, compared to $49.0 million for the first quarter of 2017. This increase was primarily attributable to the significant rise in charterhire rates, which led to a TCE rate of $12,586 for the first quarter of 2018 compared to a TCE rate of $8,156 for the first quarter of 2017, representing a 54% increase. TCE Revenues also increased as a result of an increase in the average number of vessels in our fleet to 72.0 in the first quarter of 2018, up from 67.3 in the first quarter of 2017, which caused an increase in Available days for our fleet.

Following the adoption of the new revenue recognition standard (ASC 606) in 2018 as further disclosed in Note 2 “Significant accounting policies and recent accounting pronouncements” to the unaudited interim condensed consolidated financial statements included elsewhere herein, as of March 31, 2018 we have deferred revenue of $3.2 million and have deferred expenses of $3.5 million, which will be reflected in our earnings when the corresponding voyages are performed.

Vessel operating expenses: For the first quarter of 2018 and 2017, vessel operating expenses were $26.3 million and $24.4 million, respectively, which increase is driven by the increase of the average number of vessels from 67.3 to 72.0. Vessel operating expenses for the first quarter of 2018 include pre-delivery and pre-joining expenses of $0.4 million incurred mainly in connection with the delivery of the Star Eleni and Star Magnanimus, which were delivered in January and March 2018, respectively.

Dry docking expenses: During the first quarter of 2018, none of our vessels underwent their periodic dry docking surveys, but we incurred expenses of $1.1 million in connection with several upcoming dry dockings. During the first quarter of 2017, one Post Panamax vessel and one Kamsarmax vessel underwent their periodic dry docking surveys, resulting in dry docking expenses of $1.4 million during that period.

General and administrative expenses: General and administrative expenses for the first quarters of 2018 and 2017 were $7.3 million and $8.0 million, respectively. These expenses for the first quarter of 2018 include stock-based compensation expense of $1.1 million. During the same quarter of 2017, general and administrative expenses included stock-based compensation expense of $2.7 million and legal fees of $0.3 million in connection with the restructuring of our indebtedness. On the other hand, the formation of our new subsidiary Star Logistics and a higher EUR/USD exchange rate during the first quarter of 2018 compared to the corresponding period in 2017, affected negatively our general and administrative expenses since these resulted in higher wage expenses.

Other operational gain: During the first quarter of 2017, we recognized an other operational gain of $2.2 million resulting from the settlement proceeds of a commercial dispute.

Loss on sale of vessels: During the first quarter of 2017, we recognized a net loss of $0.4 million, in connection with the sale of Star Eleonora.

Charter-in hire expenses: Charter-in hire expense for the first quarters of 2018 and 2017 was $16.5 million and $0.9 million, respectively. The increase in charter-in hire expense was due to an increase in charter-in days from 90 for the first quarter of 2017, which was attributable to charter-in of the vessel Astakos, to 928 for the first quarter of 2018, which was attributable to the activities of our new subsidiary Star Logistics, that was created in the fourth quarter of 2017.

Interest and finance costs net of interest and other income/ (loss): Interest and finance costs net of interest and other income/ (loss) for the first quarters of 2018 and 2017 were $13.4 million and $10.5 million, respectively. The increase is attributable to the increase in (i) LIBOR between the corresponding periods and (ii) the weighted average balance of our outstanding indebtedness of $1,045.1 million during the first quarter of 2018 compared to $976.3 million for the same period in 2017, partially offset by higher interest income earned due to higher outstanding cash balances held in time deposits during the respective periods.

Loss on debt extinguishment: During the first quarter of 2017, we recorded $0.4 million loss on debt extinguishment representing the non-cash write-off of unamortized deferred finance charges in connection with the cancellation of a previous loan commitment.

Gain / (Loss) on derivative financial instruments, net: During the first quarter of 2017, we recorded a gain on derivative financial instruments of $0.2 million, representing realized and unrealized gain on the five swaps that are not designated as accounting hedges, due to the increase in LIBOR during the corresponding period. These swaps were terminated on April 1, 2018.

Cash Flows

Net cash provided by/(used in) operating activities

Net cash provided by operating activities for the first quarter of 2018 was $31.6 million, whereas net cash provided by operating activities for the first quarter of 2017 was $6.3 million.

The positive change was due to: (i) the significant recovery of the dry bulk market during the first quarter of 2018, which resulted in a significantly higher TCE rate of $12,586 compared to $8,156 for the first quarter 2017 and is also reflected in the increase of our operating income (excluding non-cash items) to $46.4 million for the first quarter of 2018 from $18.1 million for the corresponding period in 2017, partially offset by (ii) a net working capital outflow of $1.8 million during the first quarter 2018 compared to a net working capital outflow of $1.1 million for the first quarter 2017. These positive factors were partially offset by higher net interest expense for the first quarter 2018 compared to the corresponding period in 2017.

Net cash used in investing activities

Net cash used in investing activities for the first quarter 2018 and 2017 was $71.3 million and $95.2 million, respectively.

For the first quarter 2018, net cash used in investing activities mainly consisted of $71.3 million paid for advances and other capitalized expenses for our newbuilding and for vessels delivered during the quarter.

For the first quarter of 2017, net cash used in investing activities consisted of (a) $102.9 million paid for advances and other capitalized expenses for our newbuilding and newly delivered vessels, offset partially by (b) $7.7 million of proceeds from the sale of vessels.

Net cash provided by/(used in) financing activities

Net cash provided by financing activities for the first quarter 2018 and 2017 was $30.5 million and $127.4 million, respectively.

For the first quarter 2018, net cash provided by financing activities consisted of:

(a) $70.0 million increase in  financing through lease obligations, relating to two delivered newbuilding vessels, under bareboat charters,

offset partially by

(b) $39.5 million paid in aggregate in connection with: (i) the regular amortization of outstanding vessel financings and capital lease installments of $3.9 million and (iii) $35.6 million of the excess cash for the quarter ended December 31, 2017, paid pursuant to the cash sweep mechanism in our Supplemental Agreements, during the first quarter 2018.

For the first quarter of 2017, net cash provided by financing activities consisted of:

(a) an increase in capital lease obligations of $79.9 million, relating to two delivered newbuilding vessels, under bareboat charters; and

(b) $50.6 million of proceeds from a private placement of our common shares, which was completed in February 2017, which is net of aggregate private placement agent’s fees and expenses of $0.9 million,

offset partially by

(c) an aggregate of $3.0 million paid in connection with the capital lease installments and the partial prepayment of a loan facility due to the sale of the corresponding mortgaged vessel; and

(d) financing fees of $0.1 million paid in connection with the restructuring of our indebtedness.

Significant Accounting Policies and Critical Accounting Policies

For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 — Operating and Financial Review and Prospects,” included in our 2017 Annual Report. There have been no material changes from the “Critical Accounting Policies” previously disclosed in our 2017 Annual Report except for the new accounting pronouncements adopted as of January 1, 2018. Please refer to Note 2 “Significant accounting policies and recent accounting pronouncements” to the unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2018, included elsewhere herein, for further discussion.

STAR BULK CARRIERS CORP.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Consolidated Balance Sheets as of December 31, 2017 and March 31, 2018 (unaudited)	F-2

Unaudited Interim Condensed Consolidated Statements of Operations for the three-month periods ended March 31, 2017 and 2018	F-3

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the three-month periods ended March 31, 2017 and 2018	F-4

Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity for the three-month periods ended March 31, 2017 and 2018	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2017 and 2018	F-6

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2017  and March 31, 2018 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31, 2017	March 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$257,911	$248,158
Restricted cash, current (Note 7)	7,169	7,738
Trade accounts receivable	18,521	20,862
Inventories (Note 4)	19,345	19,145
Due from related parties (Note 3)	231	247
Prepaid expenses and other receivables	4,215	5,216
Derivative asset, current (Note 13)	77	128
Other current assets (Notes 2 and 6)	5,157	9,725
Total Current Assets	312,626	311,219

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Notes 5 and 6)	48,574	17,028
Vessels and other fixed assets, net (Note 5)	1,775,081	1,858,347
Total Fixed Assets	1,823,655	1,875,375

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,063	1,069
Restricted cash, non-current (Note 7)	8,420	8,420
TOTAL ASSETS	$2,145,764	$2,196,083

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 7)	$173,958	$127,357
Lease commitments short term (Notes 5 and 7)	15,348	20,168
Accounts payable	9,944	15,221
Due to managers	1,420	5,214
Due to related parties (Note 3)	229	170
Accrued liabilities	10,521	9,751
Derivative liability, current (Note 13)	625	971
Deferred revenue	7,229	8,385
Total Current Liabilities	219,274	187,237

NON-CURRENT LIABILITIES
8.30% 2022 Notes, net of unamortized debt issuance costs of $2,000 and $1,899, respectively (Note 7)	48,000	48,101
Long term debt, net of current portion and unamortized debt issuance costs of $7,119 and $6,545, respectively (Note 7)	575,137	586,898
Lease commitments long term, net of unamortized debt issuance costs of $35 and $34, respectively (Notes 5 and 7)	214,741	275,835
Other non-current liabilities	560	623
TOTAL LIABILITIES	1,057,712	1,098,694

COMMITMENTS & CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2017 and March 31, 2018 (Note 8)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 64,160,004 and 64,160,004 shares issued and outstanding at December 31, 2017 and March 31, 2018, respectively (Note 8)	642	642
Additional paid in capital	2,123,108	2,124,170
Accumulated other comprehensive income/(loss) (Note 13)	605	839
Accumulated deficit	(1,036,303)	(1,028,262)
Total Stockholders' Equity	1,088,052	1,097,389
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,145,764	$2,196,083

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the three-month periods ended March 31, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data

	Three months ended March 31,
	2017	2018

Revenues:
Voyage revenues	$64,866	$121,057
	64,866	121,057

Expenses
Voyage expenses	14,999	22,695
Charter-in hire expenses	855	16,470
Vessel operating expenses	24,415	26,273
Dry docking expenses	1,392	1,120
Depreciation	19,645	21,168
Management fees	1,814	1,930
General and administrative expenses	8,032	7,319
Other operational gain (Note 9)	(2,166)	(5)
(Gain)/Loss on forward freight agreements and bunker swaps (Note 13)	797	812
(Gain)/Loss on sale of vessel ( Note 5)	369	-
	70,152	97,782
Operating income / (loss)	(5,286)	23,275

Other Income/ (Expenses):
Interest and finance costs (Note 7)	(11,141)	(14,273)
Interest and other income/(loss)	620	893
Gain / (Loss) on derivative financial instruments, net (Note 13)	247	(1)
Loss on debt extinguishment (Note 7)	(358)	-
Total other expenses, net	(10,632)	(13,381)

Income/(Loss) before equity in income of investee	(15,918)	9,894
Equity in income of investee	33	6
Income / (loss) before taxes	$(15,885)	$9,900
Income taxes	(65)	-
Net income/(loss)	(15,950)	9,900
Earnings / (Loss) per share, basic	$(0.26)	$0.15
Earnings / (Loss) per share, diluted	(0.26)	0.15
Weighted average number of shares outstanding, basic (Note 10)	61,027,878	64,107,324
Weighted average number of shares outstanding, diluted (Note 10)	61,027,878	64,303,356

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the three-month periods ended March 31, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data)

	Three months ended March 31,

	2017	2018
Net income / (loss)	$(15,950)	$9,900
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications (Note 13)	28	97
Less:
Reclassification adjustments of interest rate swap loss	249	137
Other comprehensive income / (loss)	277	234
Comprehensive income / (loss)	$(15,673)	$10,134

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the three-month periods ended March 31, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid- in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Total Stockholders' Equity

BALANCE, January 1, 2017	56,628,907	$566	$2,063,490	$(294)	$(1,026,532)	$1,037,230
Net income / (loss)	-	-	-	-	(15,950)	(15,950)
Other comprehensive income / (loss)	-	-	-	277	-	277
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 11)	474,600	5	2,645	-	-	2,650
Issuance of common stock, net of issuance costs (Note 8)	6,310,272	63	50,534	-	-	50,597
BALANCE, March 31, 2017	63,413,779	$634	$2,116,669	$(17)	$(1,042,482)	$1,074,804

BALANCE, January 1, 2018	64,160,004	$642	$2,123,108	$605	$(1,036,303)	$1,088,052
Cumulative effect of accounting change (Note 2)	-	-	-	-	(1,859)	(1,859)
Net income / (loss)	-	-	-	-	9,900	9,900
Other comprehensive income / (loss)	-	-	-	234	-	234
Amortization of stock-based compensation (Note 11)	-	-	1,062	-	-	1,062
BALANCE, March 31, 2018	64,160,004	$642	$2,124,170	$839	$(1,028,262)	$1,097,389

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2017	2018
Cash Flows from Operating Activities:
Net income / (loss)	$(15,950)	$9,900
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation	19,645	21,168
Amortization of debt issuance costs (Note 7)	641	676
Loss on debt extinguishment (Note 7)	358	-
Loss / (gain) on sale of vessels (Note 5)	369	-
Stock-based compensation (Note 11)	2,650	1,062
Non-cash effects of derivative financial instruments (Note 13)	(975)	(388)
Change in fair value of forward freight derivatives (Note 13)	714	917
Other non-cash charges	21	63
Amortization of deferred gain (Note 5)	(18)	-
Equity in income of investee	(33)	(6)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(2,122)	(4,726)
Inventories	(519)	200
Prepaid expenses and other current assets	(77)	(4,236)
Due from related parties	690	(16)
Due from managers	1,430	-
Increase/(Decrease) in:
Accounts payable	(897)	3,981
Due to related parties	(222)	(59)
Accrued liabilities	(635)	(767)
Due to managers	907	3,794
Deferred revenue	352	19
Net cash provided by / (used in) Operating Activities	6,329	31,582

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(102,872)	(71,317)
Cash proceeds from vessel sales (Note 5)	7,656	-
Hull and machinery insurance proceeds	-	51
Net cash provided by / (used in) Investing Activities	(95,216)	(71,266)

Cash Flows from Financing Activities:
Proceeds from bank loans and leases	79,937	69,984
Loan and lease prepayments and repayments	(2,982)	(39,484)
Financing fees paid	(110)	-
Proceeds from issuance of common stock	51,454	-
Offering expenses paid related to the issuance of common stock	(857)	-
Net cash provided by / (used in) Financing Activities	127,442	30,500

Net increase/(decrease) in cash and cash equivalents and restricted cash	38,555	(9,184)
Cash and cash equivalents and restricted cash at beginning of period	195,762	273,500

Cash and cash equivalents and restricted cash at end of period	$234,317	$264,316
Cash paid during the period for:
Interest	$11,832	$14,084

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a shipping company providing worldwide seaborne transportation solutions in the dry bulk sector.  Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.

Star Bulk’s common shares started trading on the NASDAQ Global Select Market on December 3, 2007, under the ticker symbol “SBLK.”  The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the “Company,” and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information.  Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

As of March 31, 2018, the Company owned a modern fleet of 73 dry bulk vessels consisting primarily of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,055 deadweight tonnage (“dwt”) and 209,537 dwt, and a combined carrying capacity of 8,000,979 dwt. Additionally, through its newly established subsidiary, Star Logistics, as further described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”), during the three-month period ended March 31, 2018 the Company chartered-in a number of third-party vessels on a short to medium term basis (usually not exceeding one year) to increase its operating capacity in satisfying its clients’ needs.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented.  Operating results for the three-month period ended March 31, 2018 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the 2017 Annual Report.  The balance sheet as of December 31, 2017 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2017 Annual Report.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2017 Annual Report.  There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the three-month period ended March 31, 2018, except for the following:

Revenue from Contracts with Customers (“Topic 606”)

As further described in (Note 2t) of the Company’s consolidated financial statements included in its 2017 Annual Report, the Company generates its revenues from charterers for the charterhire of its vessels under time charter agreements, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate, or voyage charter agreements, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified freight rate per ton.

Under time charter agreements, voyage costs, such as fuel and port charges are borne and paid by the charterer.  The Company’s time charter agreements are classified as operating leases.  Revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee and collection of the related revenue is reasonably assured.  Revenues are recognized ratably on a straight line basis over the period of the respective charter agreement in accordance with guidance related to leases.

In May 2016, the FASB issued their final standard on revenue from contracts with customers.  The standard, which was issued as ASU 2014-09 (Topic 606 or ASC 606) by the FASB, and as amended, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance.  The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company adopted the provisions of ASC 606 on January 1, 2018.

Voyage contracts are considered service contracts that fall under the provisions of ASC 606. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, the revenue is recognized on a straight line basis over the voyage days from the commencement of the loading of cargo to completion of its discharge. Prior to the adoption of ASC 606, revenue from voyage contracts was recognized from the later of the discharge of the prior voyage or the contract date of the current voyage, until the discharge of the current voyage. The effect of this change is presented below.

Demurrage income, which is included in voyage revenues, represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the periods ended March 31, 2018 and 2017 was not material.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements - continued:

The following table shows the revenues earned from time charters and voyage charters for the three months ended March 31, 2018:

Three Months Ended March 31, 2018

Time charters	$72,481
Voyage charters	46,381
Pool revenues	2,195
$121,057

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port expenses and agency fees related to the voyage. Before the adoption of ASC 606, brokerage commissions were expensed over the related charter period, while the remaining voyage expenses were expensed as incurred. Charter-in hire expense and the related commissions for chartering-in the respective vessels, were also expensed ratably on a straight line basis over the period of the respective charter agreement. Following the adoption of ASC 606 and the implementation of ASC 340-40 Other assets and deferred costs for contract costs, these costs are considered contract fulfilment costs because they are directly related to the performance of the voyage contract. Those costs are expensed with the exception of those contract fulfilment costs incurred prior to the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent they are directly related to a contract and are recoverable and they enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract. These capitalized contract fulfilment costs are recorded as an Other current asset and are amortized on a straight-line basis as the related performance obligations are satisfied.

The Company adopted ASC 606 using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018.

As evidenced in the tables below, following the adoption of the new revenue standard in 2018, as of March 31, 2018, the Company has deferred revenue of $3,199 and has deferred expenses of $3,530 ($1,953 voyage expenses and $1,578 charter-in hire expenses) which will be reflected in the Company’s earnings when the corresponding voyages are performed. Out of the $3,530 of such deferred expenses, an amount of $1,986 relates to ballasting cost incurred by chartered-in vessels during backhaul voyages (Pacific-Atlantic) that were considered directly related to the corresponding fronthaul voyages (Atlantic – Pacific) that are expected during the following quarters in 2018 and would otherwise have been expensed.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements - continued:

The following table presents the impact of the adoption of ASC 606 on the Company’s consolidated balance sheet as at March 31, 2018:

	As of March 31, 2018
	As Reported	Balances without Adoption of ASC 606	Effect of Change
Assets
Trade accounts receivable	$20,862	$23,293	$(2,431)
Other current assets	9,725	6,195	3,530
Liabilities
Deferred revenue	8,385	7,617	(768)
Accrued liabilities	9,751	9,760	9

The following table presents the impact of the adoption of ASC 606 on the Company’s consolidated statement of operations for the three month period ended March 31, 2018:

	For the three months ended March 31, 2018
	As Reported	Balances without Adoption of ASC 606	Effect of Change
Voyage revenues	$121,057	$120,730	$327
Voyage expenses	22,695	23,652	957
Charter-in hire expenses	16,470	18,048	1,578
Net income/(loss)	9,900	7,038	2,862

Earnings/(Loss) per share, basic	$0.15	$0.11	$0.04
Earnings/(Loss) per share, diluted	$0.15	$0.11	$0.04

The following table presents the cumulative effect of changes made to the Company’s opening consolidated balance sheet on January 1, 2018 for the adoption of ASC 606:

	December 31, 2017	Effect of Adoption of ASC 606	January 1, 2018
Assets
Trade accounts receivable	$18,521	$(2,385)	$16,136
Other current assets	5,157	1,660	6,817
Liabilities
Deferred revenue	7,229	(1,137)	8,366
Accrued liabilities	10,521	3	10,518
Stockholders' Equity
Accumulated deficit	(1,036,303)	(1,859)	(1,038,162)

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements - continued:

Statement of Cash Flows (230)

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (230): Restricted Cash”.  The amendments in this Update require that a statement of cash flows explains the change during the period in the total amount of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.  Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements or derivative contracts, which are legally restricted as to withdrawal or use.  In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets.  Otherwise, they are classified as non-current assets. The Company adopted this accounting standard update as of January 1, 2018, and this presentation was applied retrospectively to all periods presented as required by the guidance. As a result an amount of $7,738 and $8,420 of current and non-current restricted cash, respectively, has been aggregated with the $248,158 cash and cash equivalents in the end-of-period line item at the bottom of the statements of cash flows for three month period ended March 31, 2018. Similarly, an amount of $11,979 and $8,916 of current and non-current restricted cash, respectively, has been aggregated with the $213,422 cash and cash equivalents in the end-of-period line item at the bottom of the statements of cash flows for three month period ended March 31, 2017.

In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments addressing specific cash flow issues with the objective of reducing the existing diversity in practice. The pronouncement was effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this ASU on January 1, 2018. The impact of the adoption of this amended guidance did not have a material effect on the Company’s interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties:

Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2018 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2017 , included in the 2017 Annual Report.

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2017	March 31, 2018
Due from related parties
Oceanbulk Maritime S.A. and its affiliates	$107	$139
Sydelle Marine Limited	44	43
Starocean Manning Philippines Inc.	80	65
Due from related parties	$231	$247

Due to related parties
Management and Directors Fees	$229	$170
Due to related parties	$229	$170

Statements of Operations

	Three months ended March 31,
	2017	2018
Voyage expenses-Interchart	$(825)	(825)
Executive directors consultancy fees	(126)	(126)
Non-executive directors compensation	(36)	(36)
Office rent - Combine Marine Ltd. & Alma Properties	(9)	(11)
Voyage revenues - profit sharing agreement-Sydelle Marine Limited	-	43

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2017	March 31, 2018
Lubricants	$7,604	$8,130
Bunkers	11,741	11,015
Total	$19,345	$19,145

5.	Vessels and other fixed assets, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2017	March 31, 2018
Cost
Vessels	$2,184,841	$2,289,274
Other fixed assets	2,015	2,016
Total cost	2,186,856	2,291,290
Accumulated depreciation	(411,775)	(432,943)
Vessels and other fixed assets, net	$1,775,081	$1,858,347

Vessels acquired / disposed of during the three-month period ended March 31, 2017

Delivery of newbuilding vessels:

(i)
On March 1, 2017 and March 28, 2017, the Company took delivery of the Newcastlemax vessels Star Virgo (ex-HN 1371) and Star Ariadne (ex-HN 1360), respectively, which as further described in the 2017 Annual Report, are financed under bareboat charters with CSSC (Hong Kong) Shipping Company Limited, or CSSC, and are accounted for as capital leases.

(ii)
On March 2, 2017, the Company entered into definitive agreements to acquire two modern Kamsarmax dry bulk vessels, Star Charis and Star Suzanna, from a third party for $15,150 per vessel. Each of the vessels has a carrying capacity of 81,711 deadweight tons and was built with high specifications at Jiangsu New Yangzijiang in 2013. Star Charis was delivered to the Company on March 22, 2017, and Star Suzanna was delivered to the Company on May 15, 2017. An advance payment for Star Suzanna of $1,515 was paid prior to March 31, 2017. On June 23, 2017, the Company executed a new loan agreement with ABN AMRO Bank N.V. for an aggregate principal amount of $30,844, $16,000 of which was drawn in June 2017, in order to partially finance the two vessels.

Sale of vessels:

On February 9, 2017, the Company entered into an agreement with a third party to sell the vessel Star Eleonora. The vessel was delivered to its new owner in March 2017 and the resulting loss on sale is reflected in the accompanying unaudited interim condensed consolidated statement of operations for the three month period ended March 31, 2017.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.	Vessels and Other Fixed Assets, Net - continued:

Vessels acquired/delivered during the three-month period ended March 31, 2018

Delivery of newbuilding and secondhand vessels:

On January 3, 2018 and March 26, 2018, the Company took delivery of the Newcastlemax vessels Star Eleni (ex HN 1342) and Star Magnanimus (ex-HN 1361) which, as further described in the 2017 Annual Report, were financed under bareboat leases with CSSC which, among others, require the Company to acquire each underlying vessel at a specified price upon the completion of its bareboat term.

Financing through bareboat leases

As of March 31, 2018, the Company was party to ten bareboat leases which, among others, require the Company to acquire each underlying vessel at a specified price upon the completion of its bareboat term (and therefore recognized in the Company’s balance sheet), of which four relate to Ultramax vessels (Idee Fixe, Roberta, Laura and Kaley) and six relate to Newcastlemax vessels (Star Marisa, Star Libra, Star Virgo, Star Ariadne, Star Eleni and Star Magnanimus). The interest expense on the financial liability related to these leases for the three-month periods ended March 31, 2017 and 2018 was $2,420 and $3,910, respectively, and is included within “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statements of operations. As of March 31, 2018, the net book value of the vessels under bareboat leases was $425,080 with accumulated depreciation of $24,569. The principal payments required to be made after March 31, 2018 for the outstanding lease obligations are as follows:

Twelve month periods ending	Amount
March 31, 2019	$39,097
March 31, 2020	41,878
March 31, 2021	41,429
March 31, 2022	41,377
March 31, 2023	57,466
March 31, 2024 and thereafter	183,485
Total capital lease minimum payments	$404,732
Unamortized debt issuance costs	34
Total lease commitments, net	$404,698
Excluding bareboat interest	108,695
Lease commitments – current portion	20,168
Lease commitments – non-current portion	275,835

No impairment charge was deemed necessary for the period ended March 31, 2018.

6.	Advances for vessels under construction and acquisition of vessels:

	December 31, 2017	March 31, 2018

Pre-delivery yard installments and Fair value adjustment	$30,402	$13,325
Bareboat capital leases – upfront hire & handling fees	10,460	-
Capitalized interest and finance costs	4,753	1,746
Other capitalized costs	2,959	1,901
Advances for secondhand vessels	-	56
Total	$48,574	$17,028

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.	Advances for vessels under construction and acquisition of vessels - continued:

As of March 31, 2018, the Company had one Newcastlemax dry bulk carrier vessel on order at Shanghai Waigaoqiao Shipbuilding Co., Ltd. (“SWS”) in China, HN 1343 (tbn Star Leo) which was delivered to the Company on May 14, 2018 (Note 14). In order to finance the delivery installment of vessel HN 1343 (Star Leo) amounting to $35,708, on May 2, 2018, the Company entered into an agreement to sell the vessel and simultaneously entered into a bareboat charter party contract with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of SWS, a Chinese shipyard, to bareboat charter the vessel for ten years upon delivery of the vessel from the shipyard.  Pursuant to the terms of the bareboat charter, an amount of $30,000, for the construction cost of the vessel, as part of the delivery installment to the shipyard, was financed by CSSC, to whom the Company pays a daily bareboat charter hire rate payable monthly plus a variable amount. The difference between the sale price of the vessel and the finance amount of $30,000 was considered to be upfront hire and was agreed to be set-off against part of the sale price. Under the terms of the bareboat charter, the Company has the option to purchase the vessel at any time after vessel’s delivery, such option being exercisable on a monthly basis against pre-determined, amortizing-during-the-charter-period prices whilst it has a respective obligation of purchasing the vessel at the expiration of the bareboat term at a purchase price of approximately $9,000. Upon the earlier of the exercise of the purchase option or the expiration of the bareboat charter, the Company will own the vessel.

As a result of the previous renegotiation of prices and delivery dates of certain of the Company’s newbuilding vessels, as disclosed in the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report, the Company as of December 31, 2017 and March 31, 2018 was entitled to receive a refund of $1,604 from the shipyards, which amount is included under “Other current assets” in the accompanying consolidated balance sheets. The amount was collected in April 2018.

7.	Long-term Debt:

Details of the Company’s credit facilities and debt securities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report.

The Company’s credit facilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to secured loans (the security cover ratio or “SCR”);
•	a maximum ratio of total liabilities to market value adjusted total assets;
•	a minimum EBITDA to interest coverage ratio;
•	a minimum liquidity; and
•	a minimum market value adjusted net worth.

In addition, the supplemental agreements the Company entered into in connection with the restructuring of its debt (the “Supplemental Agreements”) impose certain restrictions on the Company and specify a quarterly cash sweep mechanism for excess cash generated to be applied towards the payment of deferred principal payments owed from June 1, 2016 through June 30, 2018 under the Company’s loan agreements (the “Deferred Amounts”). For a description of the restructuring, including the covenants, other limitations and the cash sweep mechanism placed upon the Company under the Supplemental Agreements, see “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – The Restructuring Transactions” in the 2017 Annual Report. In February 2018, the Company paid $35,632 to all parties under its Supplemental Agreements, as further described in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report, representing the excess cash resulting from the cash sweep mechanism as of December 31, 2017.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.	Long-term Debt - continued:

On December 28, 2017 the Company announced that in light of its improved performance and the dry bulk market in general, it was planning to make debt principal repayments that are in total at least equivalent to the amortization payments scheduled prior to the commencement of debt amortization holidays for the first and second quarter 2018, starting from January 1, 2018, under the cash sweep mechanism incorporated in its loan agreements. As a result of the cash sweep mechanism for the first quarter 2018, excess cash of $30,000 was paid by the Company to all parties under the restructuring transactions in May 2018, collectively with the excess cash that the Company expects to pay in the second quarter, the “Cash Sweep Prepayment Amounts”.

As of December 31, 2017 and March 31, 2018, the Company was required to maintain minimum liquidity, not legally restricted, of $51,359 and $52,918, respectively, which is included within “Cash and cash equivalents” in the accompanying consolidated balance sheets.  In addition, as of December 31, 2017  and March 31, 2018, the Company was required to maintain a minimum liquidity, legally restricted, of $15,589 and $16,158, which is included within “Restricted cash” in the accompanying consolidated balance sheets.

Under all loan agreements, the Company is not allowed to pay dividends until all Deferred Amounts have been repaid in full. Additionally, the Company may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution. As of December 31, 2017 and March 31, 2018, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the Company’s senior unsecured notes due 2022 (the “2022 Notes”).

The principal payments required to be made after March 31, 2018 for all of the then-outstanding bank debt, are as follows:

Twelve month periods ending	Amount
March 31, 2019	$127,357
March 31, 2020	131,771
March 31, 2021	124,153
March 31, 2022	62,736
March 31, 2023	74,686
March 31, 2024 and thereafter	200,097
Total Long term debt	$720,800
Unamortized debt issuance costs	6,545
Total Long term debt, net	$714,255
Current portion of long term debt	127,357
Long term debt, net	586,898

The current portion of long term debt as of March 31, 2018, includes the following: i) the scheduled loan repayments for the twelve month period ending March 31, 2019 according to the outstanding loan agreements (as amended with Supplemental Agreements), ii) the Cash Sweep Prepayment Amounts for the first and second quarter 2018 and iii) the adjustment for the refinancing of Company’s facilities as described in Note 14.

The 2022 Notes mature in November 2022 and are presented in the accompanying consolidated balance sheets as of March 31, 2018 net of unamortized deferred financing fees of $1,899.

As of March 31, 2018, 63 of the Company’s 73 owned vessels, having a net carrying value of $1,433,068, were subject to first-priority mortgages as collateral to the Company’s loan facilities.  In addition, all ten of the Company’s bareboat chartered vessels, having a net carrying value of $425,080 were pledged as collateral under the Company’s bareboat charter agreements.

For the three-month periods ended March 31, 2017 and 2018, the Company’s existing financing agreements bore interest at a weighted-average rate of approximately 4.48% and 5.16%, respectively.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.	Long-term Debt - continued:

All of the Company’s bank loans bear interest at LIBOR plus a margin.  The amounts of “Interest and finance costs” included in the accompanying consolidated unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Three months ended March 31,
	2017	2018
Interest on long term debt and capital leases	$10,833	$13,464
Less: Interest capitalized	(706)	(352)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other Comprehensive Income (Note 13)	249	137
Amortization of debt issuance costs	641	676
Other bank and finance charges	124	348
Interest and finance costs	$11,141	$14,273

In connection with the cancellation of certain loan commitments resulting from the sale of certain newbuilding vessels upon their delivery from the shipyard, an amount of $358 of unamortized deferred finance charges was written off and included under “Loss on debt extinguishment” in the accompanying unaudited interim condensed consolidated statements of operations for the three-month period ended March 31, 2017.

8.	Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s Preferred and Common Shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report.

Equity offerings: On February 2, 2017, the Company completed a private placement of 6,310,272 common shares, at a price of $8.154 per share (the “February 2017 Private Placement”), raised for general corporate purposes. The aggregate proceeds to the Company, net of private placement agent’s fees and expenses, were approximately $50,597. One of the Company’s significant shareholders, Oaktree and its affiliates, purchased a total of 3,244,292 of the common shares in the February 2017 Private Placement.

9.	Other operational gain:

During the three month period ended March 31, 2017, the Company recognized other operational gain of $2,166 resulting from a cash settlement of a commercial dispute.

10.	Earnings / (Loss) per Share:

The computation of basic earnings/(loss) per share is based on the weighted average number of common shares outstanding for the three months ended March 31, 2018 and 2017. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings/(loss) per share gives effect to stock awards, stock options and restricted stock units using the treasury stock method, unless the impact is anti-dilutive. Diluted earnings per share for the three months ended March 31, 2018 does not include the effect of 396,500 of the Company’s non-vested shares and of 104,250 non-vested share options outstanding as of that date, as that effect was anti-dilutive. Diluted net loss per share for the three months ended March 31, 2017 does not include the effect of the 1,024,000 non-vested shares and of the 104,250 non-vested share options outstanding as that date, as their effect was anti-dilutive.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

10.	Earnings / (Loss) per Share - continued:

The Company calculates basic and diluted earnings / loss per share as follows:

	Three months ended March 31,
	2017	2018
Income / (Loss) :
Net income / (loss)	$(15,950)	$9,900

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	61,027,878	64,107,324
Basic earnings / (loss) per share	$(0.26)	$0.15

Effect of dilutive securities:
Dillutive effect of non vested shares	-	196,032
Weighted average common shares outstanding, diluted	61,027,878	64,303,356

Diluted earnings / (loss) per share	$(0.26)	$0.15

11.	Equity Incentive Plans:

Details of the Company’s Equity Incentive Plans and share awards granted up to December 31, 2017 are discussed in Note 12 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report.

All non-vested shares and options vest according to the terms and conditions of the applicable agreements with the Company.  The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared.  The dividends with respect to these shares are forfeitable.  Share options have no voting or other shareholder rights.

On February 27, 2018, the Company’s Board of Directors adopted the 2018 Equity Incentive Plan (the “2018 Plan”) and reserved for issuance 700,000 common shares thereunder. The terms and conditions of the 2018 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, 396,500 restricted common shares were granted to certain of the Company’s directors and officers of which 253,500 restricted common shares vest on August 27, 2018, 71,500 restricted common shares vest on February 27, 2019 and the remaining 71,500 restricted common shares vest on February 27, 2021.  The fair value of each share was $12.36, based on the closing price of the Company’s common shares on February 26, 2018.

The Company currently expects that there will be no forfeitures of non-vested shares or options. The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest.  For the three-month periods ended March 31, 2017 and 2018, the total share-based compensation cost was $2,650 and $1,062, respectively, included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11.	Equity Incentive Plans - continued:

A summary of the status of the Company’s non-vested share options and restricted shares as of March 31, 2017 and 2018 and the movement during the three-month periods ended March 31, 2017 and 2018, respectively, is presented below.

Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2017	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding as of March 31, 2017	104,250	$27.5	$7.0605

Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2018	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding as of March 31, 2018	104,250	$27.5	$7.0605

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2017	385,000	$4.82
Granted	944,000	9.59
Vested	(305,000)	4.94
Unvested as at March 31, 2017	1,024,000	$9.18

Unvested as at January 1, 2018	280,000	$8.09
Granted	396,500	12.36
Vested	(80,000)	4.35
Unvested as at March 31, 2018	596,500	$11.43

The estimated compensation cost relating to non-vested restricted share awards and share options not yet recognized was $4,731 and $300, respectively, as of March 31, 2018 and is expected to be recognized over the weighted average period of 0.95 years and 2.04 years, respectively.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.	Commitments and Contingencies:

a)	Commitments

The following table sets forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at March 31, 2018.

	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2019	2020	2021	2022	2023	2024 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$77,624	$77,624	$-	$-	$-	$-	$-
Future, minimum, charter-in hire payments (2)	(7,849)	(7,849)	-	-	-	-	-
Vessel upgrades (3)	(23,071)	(23,071)	-	-	-	-	-
Bareboat commitments charter hire (4)	(43,660)	(3,367)	(3,634)	(3,592)	(3,548)	(3,502)	(26,017)
Total	$3,044	$43,337	$(3,634)	$(3,592)	$(3,548)	$(3,502)	$(26,017)

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of March 31, 2018, non-cancellable time and freight charter agreements, of $61,559 and $16,065 respectively, until their expiration, net of address commissions, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.

(2)
The amounts represent the Company’s commitments under the existing, as of March 31, 2018, charter-in arrangements (including non-cancellable time and freight charter agreements, of $6,126 and $1,723 respectively) for third party vessels.

(3)
During the three month period ended March 31, 2018 the Company entered into commitments for vessel upgrades, the remaining amount of which is presented in the table above for which the Company has secured partial financing.

(4)
The amounts represent the Company’s commitments under the bareboat lease arrangements representing the charter hire for the HN1343 (Star Leo) that, as of March 31, 2018, was under construction.  The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 3-month LIBOR of 2.31175% as March 31, 2018 (please refer to Note 6).

b)	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.  In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.

13.	Fair value measurements:

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging”.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Fair value on a recurring basis:

Interest rate swaps

Details of the Company’s interest rate swap are discussed in Note 18 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report. Major terms are summarized below:

Counterparty	Designed as accounting hedge	Inception	Expiry	Fixed Rate	Notional amount March 31, 2018
Goldman Sachs	No	October 1, 2014	April 1, 2018	1.7925%	90,721
Goldman Sachs	No	October 1, 2014	April 1, 2018	1.8075%	90,721
Goldman Sachs	No	October 1, 2014	April 1, 2018	2.0675%	36,288
Goldman Sachs	No	October 1, 2014	April 1, 2018	1.8450%	90,721
Goldman Sachs	No	October 1, 2014	April 1, 2018	1.8025%	54,432
HSH - Star Challenger	Yes	September 30, 2014	September 28, 2018	1.7650%	6,250
HSH - Star Fighter	Yes	September 30, 2014	September 28, 2018	1.7650%	6,416
Credit Agricole - Star Borealis	Yes	November 10, 2014	August 9, 2018	1.7200%	20,529
Credit Agricole - Star Polaris	Yes	August 11, 2014	November 9, 2018	1.7050%	21,633
Total					$417,711

The amount recognized in “Other comprehensive income/(loss)” is derived from the effective portion of unrealized gains/losses from cash flow hedges.

An amount of approximately $839 is expected to be reclassified into earnings during the following 12-month period when realized.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Fair value measurements - continued:

Forward Freight Agreements (“FFAs”) and Bunker Swaps:

During the year ended December 31, 2017 and the three month period ended March 31, 2018, the Company entered into a certain number of FFAs on the Capesize, Panamax and Supramax indexes.  The results of the Company’s FFAs and the valuation of the Company’s open position as at December 31, 2017 and March 31, 2018 are presented in the tables below.

During the year ended December 31, 2017 and the three month period ended March 31, 2018, the Company also entered into a certain number of bunker swaps.  The results of the Company’s bunker swaps and the valuation of the Company’s open position as at December 31, 2017 and March 31, 2018 are presented in the tables below.

The amounts of Gain / (Loss) on derivative financial instruments, forward freight agreements and bunker swaps recognized in the accompanying unaudited interim condensed consolidated statements of operations, are analyzed as follows:

	Three months ended March 31,
	2017	2018
Consolidated Statement of Operations
Gain/(loss) on derivative financial instruments, net
Unrealized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	$1,098	$137
Realized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	(851)	(138)
Total Gain/(loss) on derivative financial instruments, net	$247	$(1)

Interest and finance costs
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 7)	(249)	(137)
Total Gain/(loss) recognized	$(249)	$(137)

Gain/(loss) on forward freight agreements and bunker swaps
Realized gain/(loss) on bunker swaps	(83)	80
Realized gain/(loss) on forward freight agreements	-	25
Unrealized gain/(loss) on forward freight agreements	(714)	(691)
Unrealized gain/(loss) on bunker swaps	-	(226)
Total Gain/(loss) recognized	$(797)	$(812)

In relation to the above interest rate swap agreements designated as cash flow hedges and the corresponding amount recorded in “Accumulated other comprehensive (loss) / income” as of March 31, 2018, and in accordance with ASC 815 “Derivatives and Hedging - Timing and Probability of the Hedged Forecasted Transaction,” the management of the Company considered the creditworthiness of its counterparties and the expectations of the forecasted transactions and determined that no events have occurred that would make the forecasted transaction not probable.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Fair value measurements - continued:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:	Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2017 and March 31, 2018 based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves.

	Significant Other Observable Inputs (Level 2)
	December 31, 2017		March 31, 2018
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - asset position	$17	-	$-	-
Bunker swaps - asset position	60	-	-	-
Interest rate swaps - asset position	-	-	-	128
Total	$77	-	$-	128
LIABILITIES
Forward freight agreements - liability position	$-	-	675	-
Bunker swaps - liability position	-	-	166	-
Interest rate swaps - liability position	609	16	130	-
Total	$609	16	971	-

The carrying values of temporary cash investments, restricted cash, accounts receivable, other current assets, accrued liabilities, due from/to related parties, due to managers and accounts payable approximate their fair value due to the short-term nature of these financial instruments.  The fair value of long-term bank loans and bareboat leases, bearing interest at variable interest rates, approximates their recorded values as of March 31, 2018.

The 2022 Notes have a fixed rate, and their estimated fair value, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKL), is approximately $50,440 as of March 31, 2018.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Subsequent Events:

a)	Vessel Deliveries and Acquisitions

i)
On April 20, 2018, the Company entered into a definitive agreement to acquire 16 vessels (the “Augustea Vessels”) with an aggregate capacity of 1.94 million dwt from entities affiliated with Augustea Atlantica SpA and York Capital Management in an all-share transaction (the “Augustea Vessel Acquisition”).  As consideration for the Augustea Vessel Acquisition, the Company has agreed to issue approximately 10.5 million common shares to the sellers of the Augustea Vessels. Under the terms of the agreement governing the Augustea Vessel Acquisition, the consideration was determined based on the average vessel valuations by independent vessel appraisers and is subject to adjustments for cash, debt and capital expenditures on the closing date. As part of the transaction, the Company will assume debt of $310.0 million. An entity affiliated with family members of the Company’s CEO, Mr. Petros Pappas, is a passive minority investor in three of the Augustea Vessels. The Augustea Vessel Acquisition was approved by the disinterested members of the Board of Directors of the Company.  The Augustea Vessel Acquisition, which is expected to be completed in the third quarter of 2018, remains subject to the execution of definitive financing agreements and customary closing conditions. The Augustea Vessel Acquisition will be accounted for as an asset acquisition. Upon completion of the Augustea Vessel Acquisition, Mr. Raffaele Zagari will be appointed to the Board of Directors of Star Bulk. The technical management of the 16 vessels will remain with an entity affiliated with Augustea Atlantica SpA, while commercial management will be taken over by the Company.

ii)
On May 14, 2018, the Company took delivery of the Newcastlemax vessel Star Leo (ex- HN 1343) with carrying capacity of 207,939 deadweight tons, built at SWS. The vessel is partially financed under a bareboat charter in the amount of $30.0 million.

iii)
On May 14, 2018, the Company entered into a definitive agreement with Oceanbulk Container Carriers LLC (“OCC”), an entity affiliated with Oaktree Capital Management L.P. and with family members of its CEO, Mr. Petros Pappas, (the “OCC Vessel Acquisition”) pursuant to which the Company will acquire three Newcastlemax vessels (the “OCC Vessels”) with an aggregate capacity of 0.62 million dwt for an aggregate of 3.39 million common shares of Star Bulk subject to adjustments for cash, debt and capital expenditures on the closing date. CSSC (Hong Kong) Shipping Company Limited has agreed to provide a ten-year capital lease of $104.4 million to finance the remaining $103.8 million capital expenditures of the OCC Vessels. The OCC Vessel Acquisition was approved by the disinterested members of the Board of Directors of the Company. The OCC Vessel Acquisition is expected to be completed in the second quarter of 2018. The OCC Vessel Acquisition will be accounted for as an asset acquisition.

iv)
On May 14, 2018 the Company entered into a definitive agreement with Songa Bulk ASA (“Songa”) pursuant to which the Company will acquire 15 operating vessels with an aggregate capacity of 1.48 million dwt (the “Songa Vessels”)  for an aggregate of  13.725 million common shares of the Company and $145.0 million in cash (the “Songa  Vessel Acquisition”).  The cash portion of the consideration will be financed through proceeds of a new five‐ year capital lease of $180.0 million with China Merchants Bank Leasing with a margin of 280 basis points, thus offering approximately $35.0 million of additional liquidity for the Company for working capital purposes. On June 5, 2018 the shareholders of Songa approved the transaction. The Songa Vessel Acquisition remains subject to customary closing conditions, including the approval by the stock exchange Oslo Børs of the secondary listing for the Company’s common shares, and is expected to be consummated in the third quarter of 2018. The OCC Vessel Acquisition will be accounted for as an asset acquisition. Companies controlled by Messrs. Arne Blystad, Magnus Roth and Herman Billung, represent approximately 29% of the outstanding shares of Songa. Upon completion of the Songa Vessel Acquisition, Mr. Arne Blystad will be appointed to the Board of Directors of the Company and Mr. Herman Billung will join the management team of the Company.

STAR BULK CARRIERS CORP.
 Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Subsequent Events - continued:

b)	Financing Activities

i)
On April 19, 2018, the Company entered into a loan agreement with the National Bank of Greece for the refinancing of the Commerzbank $120,000 Facility (as defined in 2017 Annual Report). On May 3, 2018 the Company drew $30,000 under the new facility (the “NBG $30,000 Facility”), which was used with cash on hand to fully repay the $34,726 outstanding under the Commerzbank $120,000 Facility. Upon refinance of the existing facility, unamortized debt issuance costs related to the Commerzbank $120,000 Facility were written off. The NBG $30,000 Facility is secured by a first priority mortgage on the vessels previously pledged under Commerzbank $120,000 Facility (Star Aurora, Star Gamma, Star Delta, Star Epsilon, Star Theta and Star Iris). The NBG $30,000 Facility matures on December 31, 2022 and is repayable in 19 equal quarterly installments of $950, commencing in August 2018, and a final balloon payment of $11,950, payable together with the last installment.

ii)
In April 2018, the Company entered into a committed term-sheet with DNB Bank ASA, or the “DNB $310,000 Facility”, for approximately $310,000, a tranche of $240,000 of which will be used to refinance all amounts outstanding under the ABN $87,458 Facility, the DNB-SEB-CEXIM $227,500 Facility, the DNB $120,000 Facility, the Deutsche Bank AG $39,000 Facility and the ABN AMRO Bank N.V. $30,844 Facility, respectively. The loan will be secured by a first priority mortgage on the vessels previously pledged under the refinanced facilities. The drawdown of the tranche of $240.0 million is expected to be consummated in the third quarter of 2018 and will be repayable in 20 equal quarterly installments of $8,696 and a balloon payment along with the last installment in an amount of $66,087. The tranche of $70,000 which is intended to be used for working capital purposes, will be repayable in 12 quarterly installments, each being equal to 5.55% of that tranche and the remaining balance will be repaid in the form of a balloon installment at the final repayment date. Upon refinance of the existing facilities, any unamortized debt issuance costs related to these facilities will be written off. The completion of the transaction is subject to the execution of customary definitive documentation.

iii)
In April 2018, the Company entered into a committed term-sheet with ING Bank N.V., London Branch, or the “ING $45,000 Facility”, for a loan of $45,000 to refinance all amounts outstanding under the Deutsche Bank $85,000 Facility. The drawdown of the facility is expected to be consummated in the third quarter of 2018 and will be repayable in 28 equal quarterly installments of $937.5 and a balloon payment along with the last installment in an amount of $18,750. The facility will be secured by a first priority mortgage on the vessels previously pledged under the refinanced Deutsche Bank $85,000 Facility. Upon refinance of the existing facility, any unamortized debt issuance costs related to the Deutsche Bank $85,000 Facility will be written off. The completion of the transaction is subject to the execution of customary definitive documentation.

iv)
In April 2018, the Company entered into a committed term-sheet with Citibank N.A., London Branch, or the “Citi $130,000 Facility”, for $130,000 to refinance in full the approximately $65,200 outstanding under the Citi Facility and provide approximately $64,800 to refinance the existing indebtedness of 5 of the Augustea Vessels. The total loan amount is expected to be drawn in the third quarter of 2018 and will be repayable in 20 equal quarterly installments of $3,650 each, and a balloon payment along with the last installment in an amount of $57,000. Upon refinance of the existing facility, any unamortized debt issuance costs related to the Citi Facility will be written off. The Citi $130,000 Facility will be secured by a first priority mortgage on the vessels previously pledged under the refinanced Citi Facility and the 5 applicable Augustea Vessels. The completion of the transaction is subject to the execution of customary definitive documentation.

v)
On May 17, 2018, the Company paid an aggregate amount of $30,000 in total to all parties under Supplemental Agreements which consisted of i) an amount of $25,932 representing the excess cash for the quarter ended March 31, 2018, pursuant to the cash sweep mechanism in the Supplemental Agreements, and ii) an additional amount of $4,068 paid to the parties under the Supplemental Agreements due to the improved market conditions.

vi)
In May 2018, the Company entered into a committed term-sheet with Credit Agricole Corporate and Investment Bank, or the “Credit Agricole $43,000 Facility”, for a loan of $43,000 to refinance all outstanding amounts under the Credit Agricole $70,000 Facility, that is expected to be drawn in the third quarter of 2018. The facility will be secured by the two vessels previously securing the Credit Agricole $70,000 Facility and will be available in two tranches, each being repayable in 20 equal quarterly installments of $625 and a balloon payment along with the last installment in an amount of $9,000. Upon refinance of the existing facility, any unamortized debt issuance costs related to the Credit Agricole $70,000 Facility will be written off. The completion of the transaction is subject to the execution of customary definitive documentation.